Room 4561

May 18, 2006

Mr. David Trine
Chief Financial Officer
ChoicePoint, Inc.
1000 Alderman Drive
Alpharetta, GA 30005

      Re: ChoicePoint Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 14, 2006
               Form 8-K Filed April 20, 2006
               File No. 001-13069

Dear Mr. Trine:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis

1.   We note that you disclose various factors that contributed to the increase in revenue, but only quantify the effect of your various acquisitions. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

2.   We note that your results of operations discussion is limited to revenue, other operating charges, operating income, interest expense and income taxes. Please explain to us why you have not provided discussion regarding cost of service revenue and selling, general and administrative expenses. In this regard, we note that these line items are material to your operations and had a significant impact on the increase in your operating expenses. See Item 303(A)(3) of Regulation S-K.

Form 8-K Filed April 20, 2006

3.   We note that you disclose several non-GAAP measures including, but not limited to, "EBITDA," "EBITDA excluding other expenses," "operating income before other expenses," "income before income taxes and other expenses," "net income before other expenses," "earnings per share – diluted excluding other expenses," and "effective tax rate excluding the impact of stock option expense." Given the form and content of your presentation, your disclosures do not appear consistent with the relevant guidance regarding non-GAAP measures. For example, we believe that the exclusion of any recurring items requires robust disclosures to address the areas noted in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). In addition, the number of non-GAAP measures presented and adjustments made to your GAAP results appear to warrant specific, meaningful disclosures that address each individual measure. Please explain to us how you have complied with Regulation G, Item 10(e)(1)(i) of Regulation S-K, Questions 8 and 9 of the FAQ, and Section G of SAB 107 for each non-GAAP measure presented. Alternatively, provide us with a proposed disclosure that addresses these requirements.

4.   We note that you have identified EBITDA as a measure of performance and reconcile this measure to operating income. Because EBITDA excludes recurring charges, you should consider the answer to Question 8 if you intend to use EBITDA as a performance measure. If you are able to justify such use, EBITDA should be reconciled to net income as presented in the statement of operations under GAAP. Operating income would not be considered the most directly comparable GAAP financial measure because EBITDA makes adjustments for items that are not included in operating income. See Question 15 of the FAQ.

5.   You indicate that you disclose "EBITDA" and "EBITDA before other expenses" to compare your performance to your competitors. Please explain your basis for this statement. As part of your response, please tell us how you were able to conclude that the methods you use to produce your non-GAAP measures are similar to the methods used by other companies.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief